SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

            For the month of DECEMBER 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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     SELLING SHAREHOLDERS OF PT MGTI AND PT ALBERTA
   TELECOMMUNICATION AGREED WITH THE NEW CLOSING DATE
                 OF MGTI TRANSACTION

Jakarta, 30 December 2003 - In conjuction with the conditional sales and purchase agreement of PT MGTI dated
24 September 2003 between selling shareholders of PT MGTI and PT Alberta Telecommunication (buyer), both selling shareholders of MGTI and PT Alberta Telecommunication
(buyer), on 24 December 2003, had entered into a new agreement which stipulated a new closing date of MGTI transaction.

Up to the date when the new agreement was signed by all selling shareholders and PT Alberta Telecommunication on 24 December 2003, some most important conditional precedences to close the transaction have been resolved.
However, the buyer still needs more time to enter into the final agreement with its lender due to many holidays during the year end of 2003. As a result, it is expected that the closing of the MGTI transaction could be executed some time in January 2004 as planned.

Widya Purnama, President Director of Indosat said, We expect that the closing of MGTI transaction scheduled in January 2004 could be well executed as part of our streamlining non strategic subsidiries program, and focusing our business in cellular while still continuing our efforts to develop fixed telecommunication and MIDI services.

MGTI was formed in 1995 under the Indonesian KSO scheme whereby MGTI was commissioned to build and operate a fixed line network for incumbent PT Telkom in the Central
Java region for a period of 15 years (until 2010). On
24 September 2003, Indosat which owned 30.55% shares of
MGTI and other selling shareholders had agreed to sell their ownership in MGTI by entering into a Conditional
Sales and Purchase Agreement with PT Alberta
Telecommuncation as buyer for a total consideration value of around US$ 266 million. The final price of this transaction will be determined on the closing date of this agreement and / or transaction, among others, will be subject to the balance of long term obligations owed by MGTI to its third parties.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the third quarter 2003, cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements.
No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.
The Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: December 30, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President